                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K



(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the fiscal year ended                   December 31, 1998
                          -----------------------------------------------------

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                         to
                               -----------------------    ---------------------

Commission file Number                         0-10200
                       --------------------------------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   SEI Investments Capital Accumulation Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   SEI Investments Company
                   1 Freedom Valley Drive
                   Oaks, Pennsylvania 19456

                   SEI INVESTMENTS CAPITAL ACCUMULATION PLAN
                   -----------------------------------------


                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                  -------------------------------------------




                                                                                          Page
                                                                                    ----------------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                           1

FINANCIAL STATEMENTS:

  Statement of Net Assets Available for Benefits -- December 31, 1998                              2
  Statement of Net Assets Available for Benefits -- December 31, 1997                              3
  Statement of Changes in Net Assets Available for Benefits --
    for the Year Ended December 31, 1998                                                           4

NOTES TO FINANCIAL STATEMENTS                                                                    5-9

SUPPLEMENTAL SCHEDULES:
  I.  Item 27(a)--Schedule of Assets Held for Investment Purposes
        December 31, 1998                                                                         10

  II. Item 27(d)--Schedule of Reportable Transactions--for the Year Ended
        December 31, 1998                                                                         11


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of
SEI Investments
Capital Accumulation Plan:

We have audited the accompanying statements of net assets available for benefits of SEI Investments Capital Accumulation Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                           ARTHUR ANDERSEN LLP



Philadelphia, Pa.,
 May 14, 1999

                   SEI INVESTMENTS CAPITAL ACCUMULATION PLAN
                   -----------------------------------------


                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                ----------------------------------------------

                               DECEMBER 31, 1998
                               -----------------


                                                  Core         Large       Interna-       Small         Large      Diversified
                                    Stable        Fixed         Cap         tional         Cap           Cap        Moderate
                                     Asset       Income        Value        Equity        Growth        Growth       Growth
                                     Fund         Fund          Fund         Fund          Fund          Fund         Fund
                                  -----------  -----------  ------------  -----------  ------------  ------------  -----------
INVESTMENTS                        $6,413,190   $3,990,661   $16,346,608   $3,755,479   $11,519,567   $22,076,065     $447,166

PARTICIPANT LOANS                          --           --            --           --            --            --           --

EMPLOYEE AND EMPLOYER
 CONTRIBUTIONS RECEIVABLE              15,653        9,741        39,899        9,166        28,117        53,884        1,091

INTEREST RECEIVABLE                    32,743       18,116            --           --            --            --           --
                                   ----------   ----------   -----------   ----------   -----------   -----------     --------

NET ASSETS AVAILABLE
 FOR BENEFITS                      $6,461,586   $4,018,518   $16,386,507   $3,764,645   $11,547,684   $22,129,949     $448,257
                                   ==========   ==========   ===========   ==========   ===========   ===========     ========

                                                                                         SEI
                                                                                     Investments
                                  Diversified  Diversified                Emerging     Company
                                    Global       Global     Diversified    Markets     Common
                                    Growth        Stock     Conservative   Equity       Stock     Participant
                                     Fund         Fund          Fund        Fund        Fund         Loans        Total
                                  -----------  -----------  ------------  ---------  -----------  -----------  ------------
INVESTMENTS                        $2,598,201   $4,918,137      $531,645   $288,544   $5,802,238     $     --   $78,687,501

PARTICIPANT LOANS                          --           --            --         --           --      941,915       941,915

EMPLOYEE AND EMPLOYER
 CONTRIBUTIONS RECEIVABLE               6,342       12,004         1,298        704       13,937           --       191,836

INTEREST RECEIVABLE                        --           --            --         --           --           --        50,859
                                   ----------   ----------      --------   --------   ----------  -----------   -----------
NET ASSETS AVAILABLE
 FOR BENEFITS                      $2,604,543   $4,930,141      $532,943   $289,248   $5,816,175     $941,915   $79,872,111
                                   ==========   ==========      ========   ========   ==========  ===========   ===========

        The accompanying notes are an integral part of this statement.

                  SEI INVESTMENTS CAPITAL ACCUMULATION PLAN
                  -----------------------------------------

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                ----------------------------------------------

                               DECEMBER 31, 1997
                               -----------------





                                                    Core         Large       Interna-       Small         Large      Diversified
                                      Stable        Fixed         Cap         tional         Cap           Cap        Moderate
                                       Asset       Income        Value        Equity        Growth        Growth       Growth
                                       Fund         Fund          Fund         Fund          Fund          Fund         Fund
                                    -----------  -----------  ------------  -----------  ------------  ------------  -----------
INVESTMENTS                          $5,564,378   $3,447,108   $15,840,422   $3,607,507   $12,073,979   $17,029,296     $143,238

CASH AND SHORT-
 TERM FUND                                  606          375         1,724          393         1,314         1,854           16

 PARTICIPANT LOANS                           --           --            --           --            --            --           --

EMPLOYEE AND EMPLOYER
 CONTRIBUTIONS RECEIVABLE                13,426        8,315        38,016        8,658        28,977                     40,870

 INTEREST RECEIVABLE                     29,998       17,597            --           --            --            --           --
                                     ----------   ----------   -----------   ----------   -----------   -----------     --------

NET ASSETS AVAILABLE
 FOR BENEFITS                        $5,608,408   $3,473,395   $15,880,162   $3,616,558   $12,104,270   $17,072,020     $143,598
                                     ==========   ==========   ===========   ==========   ===========   ===========     ========

                                                                                           SEI
                                                                                       Investments
                                    Diversified  Diversified                Emerging     Company
                                      Global       Global     Diversified    Markets     Common
                                      Growth        Stock     Conservative   Equity       Stock     Participant
                                       Fund         Fund          Fund        Fund        Fund         Loans        Total
                                    -----------  -----------  ------------  ---------  -----------  -----------  ------------
INVESTMENTS                          $2,340,225   $4,276,445      $380,959   $363,228   $1,515,934     $  --      $66,582,719

CASH AND SHORT-
 TERM FUND                                  265          465            41         40          154           --         7,247

 PARTICIPANT LOANS                           --           --            --         --           --      846,067       846,067

EMPLOYEE AND EMPLOYER
 CONTRIBUTIONS RECEIVABLE                 5,616       10,263           914        872        3,639           --       159,910

 INTEREST RECEIVABLE                         --           --            --         --           --           --        47,595
                                     ----------   ----------      --------   --------   ----------  -----------   -----------

NET ASSETS AVAILABLE
 FOR BENEFITS                        $2,346,106   $4,287,173      $381,914   $364,140   $1,519,727     $846,067   $67,643,538
                                     ==========   ==========      ========   ========   ==========  ===========   ===========

        The accompanying notes are an integral part of this statement.

                   SEI INVESTMENTS CAPITAL ACCUMULATION PLAN
                   -----------------------------------------


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1998
                     ------------------------------------


                                                 Core          Large        Interna-        Small          Large      Diversified
                                  Stable        Fixed           Cap          tional          Cap            Cap         Moderate
                                  Asset         Income         Value         Equity        Growth         Growth         Growth
                                   Fund          Fund          Fund           Fund          Fund           Fund           Fund
                               ------------  ------------  -------------  ------------  -------------  -------------  ------------
EMPLOYEE
 CONTRIBUTIONS                 $   179,698    $  193,726    $   840,073    $  327,472    $   920,608    $ 1,044,375      $ 60,016
EMPLOYER
 CONTRIBUTIONS                      52,273        60,212        263,169       105,698        277,061        313,534        13,613
NET REALIZED/
 UNREALIZED
 GAIN (LOSS)                            --         3,761        635,770       513,438        531,873      5,868,339         3,634
DIVIDEND AND
 INTEREST INCOME                   375,601       307,372      1,048,695       199,623         53,082        323,186        22,895
INTERFUND TRANSFERS
 - NET                           2,054,483       393,820       (815,671)     (430,747)    (1,021,912)      (689,915)      207,210
DISTRIBUTIONS TO
 PARTICIPANTS                   (1,808,877)     (413,768)    (1,465,691)     (567,397)    (1,317,298)    (1,801,590)       (2,709)
                               -----------    ----------    -----------    ----------    -----------    -----------      --------
NET INCREASE/
 (DECREASE)                        853,178       545,123        506,345       148,087       (556,586)     5,057,929       304,659
NET ASSETS AVAILABLE
 FOR BENEFITS,
 JANUARY 1, 1998                 5,608,408     3,473,395     15,880,162     3,616,558     12,104,270     17,072,020       143,598
                               -----------    ----------    -----------    ----------    -----------    -----------      --------

NET ASSETS AVAILABLE
 FOR BENEFITS,
 DECEMBER 31, 1998             $ 6,461,586    $4,018,518    $16,386,507    $3,764,645    $11,547,684    $22,129,949      $448,257
                               ===========    ==========    ===========    ==========    ===========    ===========      ========

                                                                                          SEI
                                                                                      Investments
                               Diversified   Diversified                   Emerging     Company
                                  Global        Global      Diversified    Markets       Common
                                  Growth        Stock      Conservative     Equity       Stock      Participant
                                   Fund          Fund          Fund          Fund         Fund         Loans          Total
                               ------------  ------------  -------------  ----------  ------------  ------------  -------------
EMPLOYEE
 CONTRIBUTIONS                 $   363,423   $ 620,883   $     25,404   $  84,978   $   317,718   $        --   $  4,978,374
EMPLOYER
 CONTRIBUTIONS                     100,426     178,666          7,199      25,330        71,655            --      1,468,836
NET REALIZED/
 UNREALIZED
 GAIN (LOSS)                       148,213     221,500         43,182    (104,285)    3,612,835            --     11,478,260
DIVIDEND AND
 INTEREST INCOME                   148,697     284,890         30,923       1,011         5,338            --      2,801,313
INTERFUND TRANSFERS
 - NET                            (311,212)   (512,817)        46,085     (36,184)      938,728       178,132             --
DISTRIBUTIONS TO
 PARTICIPANTS                     (191,110)   (150,154)        (1,764)    (45,742)     (649,826)      (82,284)    (8,498,210)
                                ----------    ----------       --------    --------    ----------      --------    -----------
NET INCREASE/
 (DECREASE)                        258,437       642,968        151,029    (74,892)     4,296,448        95,848    12,228,573
NET ASSETS AVAILABLE
 FOR BENEFITS,
 JANUARY 1, 1998                 2,346,106     4,287,173        381,914     364,140     1,519,727       846,067     67,643,538
                                ----------    ----------       --------    --------    ----------      --------    -----------

NET ASSETS AVAILABLE
 FOR BENEFITS,
 DECEMBER 31, 1998              $2,604,543    $4,930,141       $532,943    $289,248    $5,816,175      $941,915    $79,872,111
                                ==========    ==========       ========    ========    ==========      ========    ===========


         The accompanying notes are an integral part of this statement.

                   SEI INVESTMENTS CAPITAL ACCUMULATION PLAN
                   -----------------------------------------


                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                               DECEMBER 31, 1998
                               -----------------



1. PLAN DESCRIPTION:
   -----------------

The following description of the SEI Investments Capital Accumulation Plan (the "Plan"), formerly SEI Corporation Capital Accumulation Plan, provides only general information. The Plan, a contributory defined contribution plan, was established effective January 1983 by the Board of Directors of the Company. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan's sponsor is SEI Investments Company ("SEI" or the "Company").

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature. An employee may enroll in the Plan on the first day of the payroll period in the month following their date of employment. A participant may make tax-deferred contributions to the Plan up to the lesser of 15% of compensation or $10,000 for the calendar year 1998, which are deposited into a "deferral account."

All Company contributions are discretionary and will be made out of available profits. The Company's matching contribution may not exceed 4% of the participant's annual compensation or $3,840, whichever is lower, and will be credited to the participant's matching contribution account. In addition, the Company may make a contribution to all participants which will be allocated among eligible participants in the same proportion that each participant's compensation bears to the aggregate compensation of all participants. These contributions will be credited to the participant's profit-sharing account.

Participants are eligible to receive Company contributions at the point when the participant is eligible to contribute to the Plan. The Company's matching contributions to the Plan were $1,468,836 and $1,455,603 for 1998 and 1997, respectively. The Company made no other discretionary contributions during 1998 and 1997.

As of December 31, 1998, contributions may be invested in the following investment options: a Stable Asset Fund, a Core Fixed Income Fund, a Large Cap Value Fund, an International Equity Fund, a Small Cap Growth Fund, a Large Cap Growth Fund, a Diversified Moderate Growth Fund, a Diversified Global Growth Fund, a Diversified Global Stock Fund, a Diversified Conservative Fund, an Emerging Markets Equity Fund and an SEI Investments Company Common Stock Fund. All funds in the Plan are sponsored by the Company.

A description of each investment option is provided below:

      Stable Asset Fund--This fund is designed to maintain the value of the money contributed to the Plan and earn interest. The fund invests mostly in Guaranteed Investment Contracts purchased from insurance companies and other financial institutions which are either highly rated (AAA or AA) or guaranteed by the U.S. Government or its agencies. This fund's contract value approximates fair value.

      Core Fixed Income Fund--This fund invests in governmental and corporate bonds and is structured to earn income without significant price improvement.

      Large Cap Value Fund--This fund is structured to invest in equity securities of large companies. This fund invests in the stocks of companies whose prices appear low relative to certain fundamental characteristics such as earnings, book value, or return on equity. The value of the fund will rise and fall based on these companies' performance.

      International Equity Fund--This fund purchases equity securities in companies outside of the United States. A majority of these investments are made in European and Asian companies that have a long-term potential for growth.

      Small Cap Growth Fund--This fund invests in equity securities of small companies. The object of this fund is to allow the investment to grow as the companies grow.

      Large Cap Growth Fund--This fund invests in equity securities of large companies. The object of this fund is to allow the investment to grow as the companies grow.

      Diversified Moderate Growth Fund--This fund seeks to provide long-term capital appreciation with a limited level of current income through investments in equity and fixed-income funds, including non-U.S. Equity funds.

      Diversified Global Growth Fund--This fund invests primarily in other equity funds. The object of this fund is to provide long-term capital appreciation through participation in both U.S. and international equity markets.

      Diversified Global Stock Fund--This fund's object is to provide long-term capital appreciation through participation in the global equity markets. The fund achieves this goal primarily through investment in both U.S. and non-U.S. equities.

      Diversified Conservative Fund--This fund invests primarily in money market and fixed income funds to provide current income with the opportunity for capital appreciation.

      Emerging Markets Equity Fund--This fund seeks to provide capital appreciation by investing primarily in a diversified portfolio of equity securities of emerging market issuers.

      SEI Investments Company Common Stock Fund--This fund seeks long-term growth by investing in shares of the Company's Common Stock.

Participants are immediately vested in their voluntary contributions to the Plan. Participants obtain a non-forfeitable right of ownership in all employer contributions credited to their accounts at the time of contribution.

Amounts in participants' accounts will be distributed in the form of an annuity, lump sum amount, or a combination thereof to participants or their beneficiaries upon termination of employment, retirement, death, or total disability.
Employee contributions in a participant's deferral account may be withdrawn during employment after the employee reaches age 59 1/2 or upon showing immediate and substantial financial hardship.

Under the tax-deferral feature, after two years of participation in the Plan, a participant is eligible for a loan amount not to exceed the lesser of $50,000 or 50% of his salary deferred account balance; the minimum loan amount is $1,000. The loans are made at a rate equivalent to those being charged on similar commercial loans with terms from one year to five years, except for loans for the purchase of a primary residence, which can have terms of up to 10 years. Participants may only borrow against their accounts if they have been making tax-deferred contributions for at least 24 months. Participants may no longer make post-tax contributions into the Plan, however, they may withdrawal previously contributed post-tax amounts at any time.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
    -------------------------------------------

Basis of Accounting
-------------------

The accompanying financial statements are prepared using the accrual basis of accounting.

Income Taxes
------------

The Plan is qualified pursuant to Section 401(a) of the Internal Revenue Code (the "Code") and accordingly the trust is exempt from income taxation under the provisions of Section 501(a) of the Code. The Plan has a favorable determination letter from the IRS. This signifies that the Plan meets the Code requirements for design. Management believes the Plan is designed and operating in compliance with the Code and accordingly, there is no provision for income taxes in the accompanying financial statements.

Valuation of Investments
------------------------

The Plan's investments are stated at market value in the accompanying financial statements.

Management's Use of Estimates
-----------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of the net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.  INVESTMENTS:
    ------------

In December 1997, the Company filed a registration statement on Form S-8 with the Securities and Exchange Commission to register 1,000,000 shares of the Company's Common stock to be offered or sold as an investment option of the Plan. Additionally, during 1997, the Plan opened the Emerging Markets Equity Fund to participant investment.

The fair market values of individual assets that represent 5% or more of the Plan's net assets available for benefits as of December 31, 1998 and 1997 are as follows:

  1998:
  -----

          Stable Asset Fund                                         $ 6,413,190
          Core Fixed Income Fund                                      3,990,661
          Large Cap Value Fund                                       16,346,608
          International Equity Fund                                   3,755,479
          Small Cap Growth Fund                                      11,519,567
          Large Cap Growth Fund                                      22,076,065
          Diversified Global Stock Fund                               4,918,137
          SEI Investments Company Common Stock Fund                   5,802,238

  1997:
  -----

          Stable Asset Fund                                         $ 5,564,378
          Core Fixed Income Fund                                      3,447,108
          Large Cap Value Fund                                       15,840,422
          International Equity Fund                                   3,607,507
          Small Cap Growth Fund                                      12,073,979
          Large Cap Growth Fund                                      17,029,296
          Diversified Global Stock Fund                               4,276,445

4.    PLAN EXPENSES:
      --------------

All normal administrative costs of the Plan are paid by the Company.

5.  PLAN TERMINATION:
    -----------------

Although it has no expressed intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

In the event of whole or partial termination of the Plan, or complete discontinuance of employer contributions, each participant shall receive a total distribution of their account.

6.  DISTRIBUTIONS TO PARTICIPANTS:
    ------------------------------

Distributions to terminated participants are generally made in the year following termination. Distributions payable to participants at December 31, 1998 and 1997 amounted to $257,586 and $373,661, respectively.

7.  RECONCILIATION TO FORM 5500:
    ----------------------------

Distributions payable to participants are recorded as a liability in the Plan's Form 5500 and not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with generally accepted accounting principles.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company.


                                                                            Net Assets Available
                                                                                for Benefits
                                      1998              1998                    December 31
                                     Accrued           Benefits      -----------------------------------
                                  Distributions          Paid              1998               1997
                                 ----------------  ----------------  -----------------  ----------------
Per financial statements         $             --       $8,498,210        $79,872,111       $67,643,538
Accrued distributions                     257,586          257,586           (257,586)         (373,661)
Reversal of 1997 accrual for
 distributions                                 --         (373,661)                --                --
                                         --------       ----------        -----------       -----------
Per Form 5500                            $257,586       $8,382,135        $79,614,525       $67,269,877
                                         ========       ==========        ===========       ===========

                                                           SCHEDULE I
                                                           EIN #23-1707341
                                                           PIN #002

                   SEI INVESTMENTS CAPITAL ACCUMULATION PLAN
                   -----------------------------------------


          ITEM 27(a)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
          -----------------------------------------------------------

                               DECEMBER 31, 1998
                               -----------------


Number of                                                                                      Current
Shares                               Description                              Cost              Value
---------------  ---------------------------------------------------    -----------------  ----------------
      6,413,190  SEI* Stable Asset Fund                                       $ 6,413,190       $ 6,413,190

        377,189  SEI* Institutional Managed                                     3,956,825         3,990,661
                 Trust--Core Fixed Income Fund

        858,090  SEI* Institutional Managed                                    13,390,085        16,346,608
                 Trust--Large Cap Value Fund

        356,646  SEI* Institutional International                               3,642,078         3,755,479
                 Trust--International Equity Fund

        659,014  SEI* Institutional Managed                                    10,880,414        11,519,567
                 Trust--Small Cap Growth Fund

        822,813  SEI* Institutional Managed                                    14,372,506        22,076,065
                 Trust--Large Cap Growth Fund

         36,804  SEI* Asset Allocation Trust--Diversified Moderate                443,250           447,166
                 Growth Fund

        197,732  SEI* Asset Allocation Trust--Diversified Global                2,363,042         2,598,201
                 Growth Fund

        388,786  SEI* Asset Allocation Trust--Diversified Global                4,266,832         4,918,137
                 Stock Fund

         45,713  SEI* Asset Allocation Trust--Diversified                         478,703           531,645
                 Conservative Fund

         40,928  SEI* Institutional International Trust--Emerging                 321,518           288,544
                 Markets Equity Fund

         57,261  SEI* Investments Company Common Stock Fund                     3,521,668         5,802,238

            N/A  Participant Loans (Interest rates range
                 from 7.9% - 11.5%)                                               941,915           941,915
                                                                              -----------       -----------
                 Total                                                        $64,992,026       $79,629,416
                                                                              ===========       ===========


* Represents a party-in-interest.

                                                                     SCHEDULE II
                                                                 EIN #23-1707341
                                                                 PIN #002

                   SEI INVESTMENTS CAPITAL ACCUMULATION PLAN
                   -----------------------------------------


                ITEM 27(d)--SCHEDULE OF REPORTABLE TRANSACTIONS
                -----------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------



                                         Number        Number                                                        Gain
                                           of            of         Purchase          Sale           Cost           (Loss)
  Description of Assets or Security     Purchases      Sales          Price         Proceeds         Basis         on Sale
------------------------------------- -------------  ----------  ---------------  -------------  -------------  --------------
Series
------
SEI* Stable Asset Fund                           121         106      $11,451,123     $9,263,575     $9,263,575  $          --

SEI* Institutional Managed
 Trust--Large Cap Value Fund                      89         112        2,794,781      1,931,587      1,884,871         46,716

SEI* Institutional Managed
 Trust--Small Cap Growth Fund                     81         140        1,673,056      2,061,349      2,152,608        (91,259)

SEI* Institutional Managed
 Trust--Large Cap Growth Fund                    122         127        3,313,455      3,058,544      2,711,967        346,577

SEI* Institutional International
 Trust--International Equity Fund                 77         113        7,088,774      7,096,173      6,703,167        393,006


The purchase prices and selling prices of the above transactions represent the current value of the assets on the transaction date.

* Represents a party-in-interest.